As filed with the Securities and Exchange Commission on June 12, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act Of 1934
Air T, Inc.

(Name of Subject Company (Issuer))
Air T, Inc.
(Name of Filing Person (Issuer))
Common Stock, par value $0.25
(Title of Class of Securities)
009207101
(CUSIP Number of Securities)

Mark Jundt
Air T, Inc.
5930 Balsom Ridge Road
Denver, North Carolina 28037
Telephone: (828) 464-8741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With a Copy to:

Philip T. Colton Winthrop & Weinstine, P.A. Suite 3500, 225 South Sixth Street Minneapolis, Minnesota 55402 Telephone: (612) 604-6400

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-l.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

ITEMS 1-11.
This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Issuer Exchange Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, including this Amendment No. 1, the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2023, by Air T, Inc., a Delaware corporation (“Ault” or the “Company”). The exchange offer (the “Offer”) was made subject to the conditions set forth in the Exchange Offer, dated May 18, 2023 (the “Offer to Exchange”). The Exchange Offer, related offering documents, and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Exchange Offer, are hereby amended and supplemented as set forth below.
Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Exchange Offer and the Letter of Transmittal, are hereby amended as follows:
Termination of Tender Offer
On June 12, 2023, the Company announced that it had terminated the Offer. Termination occurred following discussions with applicable regulatory authorities that made it clear that the exchange offer would not be permitted to proceed as structured. The Company’s obligation to exchange shares pursuant to the Offer was subject to a condition that specified that there shall not have been any regulatory compliance issues and that no event have occurred or be likely to occur that could reasonably be expected to materially adversely affect the Offer.
As a result of this termination, no shares will be exchanged in the Offer and any shares previously tendered that are not withdrawn will be promptly returned to tendering holders.
A copy of the press release issued by the Company on June 12, 2023 announcing the termination of the Offer is attached hereto as Exhibit (a)(5)(G) and is incorporated herein by reference.
ITEM 12. EXHIBITS.
(a)Exhibits.

Exhibit No.	Document
(a)(1)(i)	Exchange Offer dated May 18, 2023.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Form of Depositary Agreement, dated May 18, 2023, between the Issuer and American Stock Transfer & Trust Company, LLC. *
(a)(5)(i)	Press Release dated May 18, 2023.*
(a)(5)(ii)	Press Release dated June 12, 2023 (filed herewith)
(b)	Not applicable.
(d)(1)	Restated Certificate of Incorporation dated October 30, 2001. (incorporated by reference to Exhibit 3.1 to Form 10-K filed June 28, 2022)
(d)(2)	Amendment to Certificate of Incorporation effective August 18, 2021 (incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement filed July 19, 2021)
(d)(3)	Second Amended and Restated Trust Agreement of Air T Funding dated as of June 23, 2021. (incorporated by reference to Exhibit 10.31 to the Company’s Form 10-K filed June 25, 2021)
(g)	Not applicable.
(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Air T, Inc.

By: /s/ Brian Ochocki
Name: Brian Ochocki
Title: Chief Financial Officer
Dated as of: June 12, 2023

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